August 31, 2016
File No.: 1-37413

VIA EDGAR Office of Healthcare and Insurance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-9303
Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant,
Lisa Vanjoske, Assistant Chief Accountant and
Vanessa Robertson, Senior Staff Accountant

Dear Mr. Rosenberg, Ms. Vanjoske and Ms. Robertson:

Re:	Concordia International Corp. (formerly Concordia Healthcare Corp.)
United States Securities and Exchange Commission (the “SEC”) Comment Letter Dated August 3, 2016
On behalf of Concordia International Corp. (formerly Concordia Healthcare Corp.) (“Concordia” or the “Company”), set forth below are the responses of the Company to the inquiries made by the SEC in the comment letter of the SEC dated August 3, 2016 (the “Comment Letter”). For ease of reference, we have repeated the requests set out in the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Comment Letter.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 31, 2016

Form 40-F
Exhibit 99.6
Consolidated Financial Statements
Notes to Consolidated Financial Statements

Comment:

Note 19. Financial Risk Management, page 45

1.
You disclose that three U.S. customers account for 68% of net trade receivables within the Concordia North America segment. Tell us if revenues from any single customer amount to 10 percent or more of your revenues and is required to be disclosed by paragraph 34 of IFRS 8.

Response:

The Company’s Concordia North America segment sells its products primarily to three large U.S. based wholesalers, Cardinal Heath, ABC and McKesson. In 2015, sales to all three of the wholesalers exceeded 10% of total revenues. Each of the three wholesalers in turn sell to a large number of retail customers in the marketplace and the retailers have the right to return product back through the wholesaler and ultimately to the Company’s North America segment. Despite the downstream nature of these sales, the Company included disclosure of sales to wholesalers that comprise greater than 10% of revenue in its June 30, 2016 financial statements and will provide similar disclosure on a go forward basis.

Comment:

Note 22. Segmented Reporting, page 51
2. Tell us why you do not disclose revenue for each product or service, or each group of similar products and services as required by paragraph 32 of IFRS 8.

Response:

The Company is a diversified specialty pharmaceutical company with a portfolio of legacy and generic products that cover a wide range of therapeutic treatments. Across the Company’s reportable segments the Company has 200 products and has sales in over 100 countries. The Company’s product portfolio contains mainly off-patent products facing generic competition and therefore no products are considered similar for aggregation purposes. Additionally, no product contributes more than 10% of the Company’s total revenue. It is therefore the Company’s view that no further disclosure is required by paragraph 32 of IFRS 8. In addition, the Company does not earn revenue through services.

Securities and Exchange Commission
August 31, 2016

Exhibit 99.7
Management’s Discussion and Analysis
Lending Arrangements and Debt, page 23

Comment:

3. The amounts of contractual interest on long-term debt should be included in the table of contractual obligations. Confirm to us that you will include interest in the table in future filings.

Response:

The Company confirms interest on long-term debt will be included in the table of contractual obligations in the Company’s future filings and has been included within the lending arrangements and debt section of its Q1 2016 and Q2 2016 Management’s Discussion & Analysis.

Comment:

Critical Accounting Estimates, page 30
4. In order for us to evaluate your disclosure with regard to estimates of items that reduce gross revenue such as chargebacks, returns, rebates, and other price adjustments please provide us:

•
The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

•
To the extent that information you consider in the preceding bullet is quantifiable, both quantitative and qualitative information and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider , preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

•	If applicable, any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level, and your revenue recognition policy for such shipments.

•	A roll forward of the liability for each estimate for each period presented showing the following:

◦	Beginning balance,

◦	Current provision related to sales made in current period,

◦	Current provision related to sales made in prior periods,

Securities and Exchange Commission
August 31, 2016

◦	Actual returns or credits in current period related to sales made in current period,

◦	Actual returns or credits in current period related to sales made in prior periods, and

◦	Ending balance.

•	An explanation as to what the provision for inventory management is for.

•
The amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Response:

The Company uses historical experience of product returns, levels of inventory in the distribution channel, product expirations, price changes and competitive product information in recording its product specific provisions including chargebacks, returns, rebates and other price adjustments. The Company uses third party data (ie. IMS, customer mix, others) in making estimates associated with its required provisions levels.

The following table presents the significant factors considered in estimating each individual accrual.

Estimate	Factors
Chargebacks
•
Level of inventory within the wholesale channel that could potentially be subject to a chargeback.
•
Public Health Service (“PHS”) and Veterans Affairs sales mix percentages, based on history and removing any one-time transactions.

Returns
•
Level of inventory within the wholesale channel. This information is readily available from the Company’s significant wholesalers.
•
Integrated units. The Company obtains information related to integrated units from industry data, which represents the equivalent number of bottles dispensed for the total number of pills prescribed and dispensed at pharmacy. This information is used to calculate the months of supply that the total wholesaler inventory level represents.
•
Inventory factor. There is no means of obtaining retail inventories therefore the Company estimates the level of inventory in the retail channel based on consultations with external experts, current wholesale inventory levels and whether products have been genericised.
•
Return percentage - Based on historical return rate, unless other factors are applicable.

Rebates
•
The Company relies on the professional analytical models and information from CiS by Deloitte, to estimate quarter/year end rebate accrual. This accrual is based on CiS’ knowledge of the Company’s claims status and a resulting estimation of a trailing claims period and a review of the Company’s payor mix in estimating a utilization rate for every dollar of gross sales that attracts a rebate.

Securities and Exchange Commission
August 31, 2016

For competitive purposes, the Company does not disclose or distribute sensitive information with respect to provisions on individual products, nor given the size of the product portfolio would it be practicable.

For the estimates above, there are no shipments made as a result of incentives and/or in excess of the Company’s ordinary course of business inventory level. The Company’s revenue recognition policy related to such shipments, is therefore not applicable.

In the Company’s Q1 2016 financial statements, the Company expanded its disclosure with respect to provisions by including a table that describes the nature of each provision, and a movement table indicating additions and utilizations during the period for each of the following four provision types:

1.	Chargebacks/Medicaid/Co-pay

2.	Returns

3.	Inventory Management

4.	Prompt Pay

The inventory management provision arises as a result of fees charged by the Company’s wholesalers with respect to inventory warehousing, distribution and other logistics costs. The provision is based on sales times the contractual rates, therefore does not have a high degree of estimate associated with this provision.

The Company expanded its financial statement note disclosure in Q2 2016 with respect to a description of the certain revenue recognition criteria and associated provisions (the applicable disclosure has been included below in italics and can be found at pages 10 and 11 of the Company’s Q2 2016 financial statements). The Company believes the enhanced disclosure and the movement table for each type of provision (discussed above), provides reasonable context with respect to fluctuations which may occur between reporting periods.

Revenue is recognized in the consolidated statement of income (loss) when goods are delivered and title has passed, at which time all the following conditions are satisfied:

◦	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

◦	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

◦	the amount of revenue can be measured reliably;

◦	it is probable that the economic benefits associated with the transaction will flow to the Company; and

◦	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue represents the amounts receivable after the deduction of discounts, harmonized sales tax, value-added tax, other sales taxes, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns.

Securities and Exchange Commission
August 31, 2016

The Company operates in a number of different geographical segments, with different markets. Further detail by segment related to revenue recognition is described below:

Concordia North America segment

Revenue within the Concordia North America segment is primarily derived from two customer groups, those being Wholesalers and Authorized Generic Partners (“AG Partners”). Revenue is recognized at the time of sale to the Wholesaler and AG Partners as the following revenue recognition criteria have been met; 1) the Wholesalers and AG Partners are responsible for setting their sales price to the final customer and collecting on their receivables; 2) the Company can reliably measure the amount of revenue to be recognized. This includes the impact of gross to net adjustments, including expected returns, Wholesaler and retail inventory levels, prescription data, current market trends, competitor activity and historical experience; 3) the Wholesalers and AG Partners are responsible for managing their customers; and 4) costs associated with the sale have been incurred at the time the product is sold to the wholesaler and the AG Partner.

Concordia International segment

The Concordia International segment is similar to the Concordia North America segment, as revenue is recognized at the time of sale to the Wholesalers. The Concordia International segment however is not subject to significant levels of gross to net adjustments. Revenue is recognized on either shipment or receipt by the customer depending on the contractual terms of the sales agreement.

Orphan drugs

The Orphan Drugs segment is concentrated primarily within the United States and operates through distributors. The point of revenue recognition is at the time the distributors receive the product. Revenue is recognized at this time as the distributor has no right of return, except for expired product (at which point they are entitled only to a replacement products, and takes full managerial control of the product).

Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. As described within the revenue recognition policy, provisions are more prevalent within the Concordia North America segment when compared to the Concordia International segment. The provision level is also subject to factors such as product mix, customer mix

Securities and Exchange Commission
August 31, 2016

and one time specific customer orders that may be subject to higher levels of gross to net adjustment. Refer to note 3 critical accounting estimates, in the Company’s 2015 annual financial statements, which provides further detail regarding the estimates involved in making provisions.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability has been recognized.

Form 6-K filed May 13, 2016
Exhibit 99.2, Management’s Discussion and Analysis
Results of Operations, page 5

Comment:

5. Tell us why you recognized an income tax recovery for the three months ended March 31, 2016 and why this was not disclosed.

Response:

The income tax recovery results from the reversal of deferred tax liabilities recorded as at the prior reporting period end.  The reversal is driven in large part by: the reduction of taxable temporary differences in respect of assets recorded as a result of purchase price accounting; changes to the carrying value of certain items due to changes in the applicable foreign exchange rate; and changes to the tax rates expected to apply when certain temporary differences are expected to reverse. The Company respectively submits that on page 7 of its Q1 2016 MD&A the income tax recovery of $1.6 million was disclosed. The Company did not discuss further the income tax recovery within the narrative following the results of operations table as it was not significantly different from the prior year.

Balance Sheet Analysis, page 12

Comment:

6. Tell us why days’ sales in accounts receivable is 94 days at March 31, 2016. Explain your credit terms and any changes in those terms, collection efforts, credit utilization, or delinquency.

Response:

There have been no significant changes to credit terms with the Company’s customers during the first quarter of 2016 and no significant credit losses suffered by the Company to date. The Company’s wholesale customers, as described above, have 35-65 day payment terms. The Company’s

Securities and Exchange Commission
August 31, 2016

significant authorized generic business partners generally have longer payment terms, which includes a significant partner that has 120 day payment terms. As a result of timing of certain orders with these customers and payments received at the end of the first quarter of 2016, these items have the effect to increase days’ sales outstanding.

In the Company’s Q2 2016 financial statements, the Company has included a definition of accounts receivable past due and included a table of amounts past due based on contractual terms.

Exhibit 99.3, Financial Statements
Balance Sheets, page 3

Comment:

7. The amount of accounts receivable and provisions at December 31, 2015 differs from that reported in the Form 40-F for the fiscal year ended December 31, 2015. Explain to us why the amounts differ and if the change was the correction of an error.

Response:
For your information, the Company reclassified certain amounts between accounts receivable and provision balances related to the acquisition of Amdipharm Mercury Limited (now the Company’s International segment) for financial statement presentation purposes with no impact to total identifiable net assets acquired in the acquisition. This reclassification was to ensure a consistent policy was being applied across the Concordia group, and was considered immaterial to the acquisition purchase price or financial statements taken as a whole. In note 2(c) of the Company’s Q1 financial statements, the Company indicated that certain prior period balances have been reclassified to conform to the current period presentation.

Securities and Exchange Commission
August 31, 2016

Thank you in advance for you attention to this matter. We trust the foregoing responses are satisfactory. Should you have any further questions with respect to the foregoing, the Company would welcome further discussions.

Yours truly,

/s/ Edward Borkowski

Edward Borkowski

cc:	Mark Thompson, Concordia International Corp.
Francesco Tallarico, Concordia International Corp.
Rochelle Fuhrmann, Audit Committee Chair, Concordia International Corp.
Ross Sinclair, PricewaterhouseCoopers LLP